Exhibit (a)(5)(xii)

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

RINA BRODT, On Behalf of Herself and All	)
Other Similarly Situated,	)	Case No.
)
Plaintiff,	)
)
v.	)
)
)
THE TALBOTS, INC., MARJORIE L. BOWEN,	)
JOHN W. GLEESON, ANDREW H. MADSEN,	)
GARY M. PFEIFFER, TRUDY F. SULLIVAN,	)
SUSAN SWAIN, SYCAMORE, LLC, TLB	)
HOLDINGS LLC, and TLB MERGER SUB INC.,	)
)
)
Defendants.	)
)

CLASS ACTION COMPLAINT

Plaintiff Rina Brodt (“Plaintiff”), on behalf of herself and all others similarly situated, after an examination and inquiry conducted by and through her attorneys, alleges:

NATURE AND SUMMARY OF THE ACTION

1.             Plaintiff brings this shareholder class action on behalf of herself and other public shareholders of The Talbots, Inc. (“Talbots” or the “Company”) against Talbots and members of the Talbots Board of Directors (the “Board” or the “Individual Defendants”), Sycamore, LLC (“Sycamore”), TLB Holdings LLC (“TLB”) and TLB Merger Sub Inc. (“MergerSub”) seeking relief for the Board’s breaches of fiduciary duty and other violations of applicable state law, and for aiding and abetting the Board’s breaches of fiduciary duty, arising out of their attempt to sell the Company to Sycamore through a tender offer (the “Proposed Transaction”). Plaintiff individually brings a claim against Talbots and the Individual

Defendants, as defined herein, for violations of §§ 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15U.S.C. §§ 78n(d)-(e), and Securities and Exchange Commission (“SEC”) Rule 14a-9 promulgated thereunder.

2.             On May 31, 2012, Talbots and Sycamore issued a joint press release announcing that they had entered into a definitive agreement on May 30, 2012 (the “Merger Agreement”), whereby Sycamore, through its affiliates TLB and MergerSub, will acquire all outstanding shares of Talbots common stock (“Common Stock”) and the associated stock purchase rights (“Rights,” together with Common Stock, “Shares”) through a tender offer at a purchase price of $2.75 in cash for each Share (“Per Share Consideration”). The total value of the transaction including the assumption of debt is approximately $369 million.

3.             Pursuant to the Merger Agreement, Sycamore’s affiliate should have commenced the tender offer by June 13, 2012 — i.e., within ten business days of the execution of the Merger Agreement. For unexplained reasons, the tender offer commenced on June 15, 2012.

4.             In connection with the tender offer and in an effort to secure support for the unfair Proposed Transaction, Sycamore, through its affiliates, filed a Schedule TO with the SEC on June 15, 2012 (“S-TO”). Subsequently, on June 27, 2012, Talbots filed its Recommendation Statement in connection with the tender offer on Schedule 14D-9 with the SEC (“14D-9”). The 14D-9 outlines the Proposed Transaction, and recommends that the public shareholders of Talbots tender their shares in the offer, in breach of the Individual Defendants’ fiduciary duties to the Company’s shareholders both with respect to price and process. The Tender Offer is currently scheduled to expire at midnight on Friday, July 13, unless it is extended or earlier terminated.

5.             As described below, the Proposed Transaction is fundamentally unfair to Plaintiff and the other public shareholders of the Company. The conduct of the members of Talbots’

Board constitutes a breach of their fiduciary duties owed to Talbots’ public shareholders, and a violation of applicable legal standards governing their conduct.

6.             Indeed, insiders will receive special benefits.  For example, upon consummation of the Proposed Transaction, all Talbots options, restricted stock, restricted stock units (“RSUs”), and performance stock units (“PSUs”) will fully vest immediately prior to and be canceled upon the closing of the transaction, and the holders thereof will be entitled to receive consideration based upon the purchase price of $2.75 per share.

7.             The Board acceded to Sycamore’s demands to ensure that no other potential bidders would emerge to top Sycamore’s offer and locked up the deal with onerous deal protection devices that effectively eliminate any potential auction process, including: (i) a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Sycamore; (ii) a “last-look” provision allowing Sycamore five days to match or a superior proposal made by an alternate bidder; and (iii) imposition of an exorbitant termination fee of $6 million on Talbots payable to Sycamore in certain circumstances, including if the Talbots Board terminates the Merger Agreement or changes its recommendation to shareholders in order to pursue a superior proposal by an alternate bidder.

8.             Moreover, the 14D-9 misstates and/or omits material information regarding, inter alia, the Proposed Transaction, the process leading up to the Merger Agreement and key inputs and underlying assumptions relied upon by Perella Weinberg Partners, LP (“Perella Weinberg”), Talbot’s financial advisor, in performing its financial and valuation analysis of the Company. As a result of the materially misleading 14D-9, Plaintiff has been stripped of her ability to render an informed decision as to whether to tender her shares in favor of the Proposed Transaction.

9.             In light of the Board’s breaches of fiduciary duty in agreeing to the Proposed Transaction, the aiding and abetting of such breaches by the Defendants, and failure to fully disclose all material information to Talbot shareholders, Plaintiff seeks to enjoin Defendants from completing the Proposed Transaction or, in the event the Proposed Transaction is indeed consummated, to recover damages resulting from the Defendants’ wrongful conduct.

JURISDICTION AND VENUE

10.           The claims asserted herein arise under Section 14(e) of the Exchange Act, 15 U.S.C. §§ 78n(e), as well as the SEC Rule 14D-9, 17 C.F.R. § 240.14d-101. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1331. This Court has supplemental jurisdiction over the state law claims asserted herein pursuant to 28 U.S.C. §1367(a).

11.           Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Defendant Talbots’ business is incorporated in this District. Plaintiff’s claims arose in this District, where most of the actionable conduct took place, where most of the documents are electronically stored and where the evidence exists and where virtually all the witnesses are located and available to testify at the jury trial permitted on these claims in this Court. Moreover, each of the Individual Defendants, as Company officers and/or directors, has extensive contacts with this District.

THE PARTIES

12.           Plaintiff Rina Brodt is, and was all times relevant hereto, a shareholder of Talbots.

13.           Talbots, a Delaware corporation, is a specialty retailer and direct marketer of women’s apparel, accessories and shoes sold almost exclusively under the Talbots brand. Its two primary distribution channels are Talbot stores and direct marketing. Its stores channel consists of retail stores, upscale outlets, surplus outlets, and its direct fulfill from stores system. As of the end of the first quarter 2012, the Company operated 516 Talbots stores in 46 states and Canada. Talbots’ direct marketing channel offers customers a cross-functional means of accessing to the Company’s merchandise its website, www.talbots.com, its catalog, and its in-store red-line phones. Talbots’ corporate headquarters is located at One Talbots Drive, Hingham, Massachusetts 02043. Its common stock is traded on the New York Stock Exchange (“NYSE”) under the trading symbol “TLB.”

14.           Defendant Trudy F. Sullivan (“Sullivan”) has served as Talbots President and Chief Executive Officer (“CEO”) and a director since August 2007. She is a member of the Board’s Executive Committee. She stands to gain nearly $481,322 at the close of the Proposed Transaction based upon stock options, restricted stock, RSUs, and PSUs held as of June 22, 2012 (excluding change of control benefits), including $408,353 in unvested restricted stocks.

15.           Defendant Marjorie L. Bowen (“Bowen”) has served on the Talbots Board since April 16, 2010.

16.           Defendant John W. Gleeson (“Gleeson”) has served on the Talbots Board since 2004. He is Chairman of the Board’s Audit Committee and a member of its Corporate Governance and Nominating Committee.

17.           Defendant Andrew H. Madsen (“Madsen”) has served on the Talbots Board since 2004.

18.           Defendant Gary M. Pfeiffer (“Pfeiffer”) has served as member of the Talbots Board since 2004 and as its Chairman since July 2009. He is Chairman of both the Board’s Compensation Committee and the Executive Committee, and a member of the Audit Committee.

19.           Defendant Susan Swain (“Swain”) has served on the Talbots Board since

2001. She is Chairman of the Board’s Corporate Governance and Nominating Committee and a member of its Audit Committee and its Compensation Committee.

20.           Defendants identified in paragraphs 14 through 19, supra, are referred to herein as the “Individual Defendants” or the “Board.”

21.           Defendant Sycamore is a private equity firm specializing in consumer and retail investments. Sycamore and its affiliates have been active investors in the specialty retail space and currently owns a controlling interest in TSAM Global Fashions, one of the world’s largest independent apparel sourcing organizations. Sycamore is based in New York at 9 West 57th Street, 31st Floor, New York, NY 10019. As of June 13, 2012, Sycamore and its affiliates collectively own an aggregate of 6,999,316 Talbots shares, representing 9.7% of Talbots’ outstanding common stock. All references herein to Defendant Sycamore shall include Defendants TLB and MergerSub.

22.           Defendants TLB is a Delaware limited liability company affiliated with Sycamore and created for the purpose of facilitating the Proposed Transaction.

23.           Defendant MergerSubs, a Delaware corporation, is a wholly-owned subsidiary of TLB created for the purpose of facilitating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

24.           Plaintiff brings this action individually and on behalf of all holders of the common stock of the Talbots, and their successors in interest, who have been and will be harmed by the wrongful conduct of the Defendants as alleged herein (the “Class”). The Class excludes Defendants, and any person, firm, trust, corporation or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Individual Defendants.

25.           This action is properly maintainable as a class action.

26.           The Class is so numerous that joinder of all members is impracticable. According to the Proxy, there are approximately 70,300,000 Talbots’ shares issued and outstanding, including certain restricted stock and Shares issuable pursuant to options and warrants. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

27.           Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member, including, among others:

(a)               whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class, including, but not limited to, the duties of undivided loyalty, independence, due care, honesty, and good faith;

(b)              whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other Class members;

(c)               whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein, or alternatively, whether they have suffered compensable damages;

(d)              whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(e)               whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Talbots;

(f)               whether the Individual Defendants, in bad faith or for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g)              whether Defendants aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiff and the Class as a result of the conduct alleged herein; and

(h)              whether the consideration payable to Plaintiff and the Class under the Proposed Transaction is unfair and inadequate.

28.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

29.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

30.           Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL
DEFENDANTS UNDER DELAWARE STATE LAW

31.           By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Talbots and owe them unwavering duties of good faith, fair dealing, undivided loyalty, and full and candid disclosure.

32.           In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive and disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)               adversely affects the value provided to the corporation’s shareholders;

(b)              contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)               discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)              will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e)               violates their fiduciary duties or compromises their loyalty, including by putting their interests before the interests of Talbots’ shareholders.

33.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated their duties owed to Plaintiff and the other public shareholders of Talbots, to maximize shareholder value in a sale of the Company. Moreover, the Individual Defendants have failed to provide shareholders with all information necessary to make an informed decision in connection with the Proposed Transaction. As a result of the Individual Defendants’ divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Talbots common stock in the Proposed Transaction.

34.           Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

35.           In committing the wrongful acts alleged herein, Defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

36.           Each Defendant herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting, included the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

The Inadequate Sales Process

37.           In June 2011, the Board retained Perella Weinberg as the Company’s financial advisor to assist the Board in evaluating potential financial and strategic alternatives.

38.           On August 1, 2011, Sycamore and certain of its affiliates filed a Schedule 13D with the SEC announcing, inter alia, that it had acquired an aggregate of 6,999,316 shares (9.9%) of Talbots’ stock for approximately $21.6 million.

39.           On the same day, the Board met with members of the Company’s management, Perella Weinberg and the Company’s outside legal advisors, Dewey & LeBoeuf LLP (“Dewey & LeBoeuf”) and Day Pitney LLP (“Day Pitney”) to discuss Sycamore’s announcement. The Board decided to adopt a stockholder rights plan (“Rights Plan”), announced on August 2, 2011, which authorized and directed the issuance, and declared a dividend, of one Right for each outstanding Talbots share as of the close of business on August 12, 2011.

40.           On August 30, 2011, representatives and agents of Talbots and Sycamore met to discuss Sycamore’s interest in a potential transaction with Talbots.

41.           Subsequently, in October 2011, through its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Sycamore expressed interest in exploring a transaction with Talbots, including an acquisition of 100% of its outstanding shares.

42.           At its November 2 and November 3, 2011 meetings, the Board discussed with Perella Weinberg the Company’s current and projected liquidity and actual and projected financial operating results based on updated projections provided by the Company’s management and possible strategic and financial alternatives involving the Company. At that meeting, the Board determined not to explore a transaction with Sycamore at that time and Perella Weinberg conveyed this determination to Merrill Lynch on November 7, 2011.

43.           On November 9, 2011, Sycamore requested that Talbots provide non-public due diligence materials pursuant to a non-disclosure agreement (“NDA”) without a standstill obligation. Sycamore also expressed their belief that a definitive agreement could be reached before the end of the year and indicated that it may make its interest in acquiring the Company public if the Board refused to enter into an NDA.

44.           On November 11, 2011, the Board determined not to explore a transaction with Sycamore at that time or to provide access to any non-public due diligence materials, and on November 14, 2011, representatives of Perella Weinberg notified Merrill Lynch of that determination.

45.           On that same day, Merrill Lynch informed Perella Weinberg that Sycamore was preparing a letter proposal to acquire 100% of the outstanding Talbots shares. Later that same day, the Board, along with members of the Company’s management and its financial and legal advisors, met to discuss Sycamore’s interest in acquiring the Company and entering into the NDA without a standstill. The Board determined, inter alia, not to enter into the NDA with Sycamore at that time.

46.           On December 6, 2011, Sycamore submitted a letter to Talbots, proposing to acquire the Company at a price of $3.00 per share in cash. Sycamore announced the proposal publicly by filing with the SEC an amendment to its Schedule 13D.

47.           On December 19, 2011, the Board, along members of the Company’s management, and its financial and legal advisors, met to discuss, inter alia, Sycamore’s proposal. The Board determined that Sycamore’s proposal was inadequate and determined to explore other strategic and financial alternatives. Representatives of Perella Weinberg discussed with the Board the Company’s current and projected liquidity and actual and projected financial operating results based on the projections provided to the Board by the Company’s management.

48.           In a December 20, 2011 letter to Sycamore, the Board rejected the $3.00 per share proposal as inadequate and substantially undervaluing Talbots, and that the Board had resolved to explore Talbots’ strategic alternatives. Talbots announced the Board’s rejection of Sycamore’s proposal in a press release issued on the same day.

49.           At the January 4, 2012 Board meeting Perella Weinberg delivered an update to the Board regarding the Company’s current and projected liquidity and actual and projected financial operating results based on the projections provided by the Company’s management and the status of ongoing negotiations with respect to the new and additional sources of financing that the Company was exploring at the time to improve the Company’s liquidity.

50.           On or about January 10, 2012, Perella Weinberg began contacting 49 potential investors, consisting of 11 strategic and 38 financial buyers. Ultimately, 23 potential investors, including Sycamore, executed NDAs.

51.           From on or about January 10, 2012 to January 27, 2012, Perella Weinberg invited Sycamore to participate in a strategic alternatives review process, and the respective counsel of Talbots and Sycamore negotiated the terms of a confidentiality agreement (“Confidentiality Agreement”), including the standstill provision contained therein.

52.           On January 27, 2012, Sycamore entered into the Confidentiality Agreement with the Company, which limited Sycamore’s use and disclosure of the Company’s confidential information, as well as prohibited Sycamore from taking certain actions without the prior written consent of the Company or the Board, commencing on January 27, 2012. Following the execution of the Confidentiality Agreement, the Company provided Sycamore with access to non-public legal and financial due diligence materials.

53.           On February 16, 2012, the Company announced the entry into a new $75 million secured term loan led by Wells Fargo Bank, National Association and the amendment of its existing $200 million secured revolving credit facility with GE Capital, Corporate Retail Finance in connection with the new term loan.

54.           On or about February 24, 2012, seven participants (two strategic buyers and five financial buyers) in the strategic alternatives review process, including Sycamore, submitted preliminary, non-binding indications of interest to acquire 100% of the outstanding Talbots shares with the price per share ranged from $3.00 to $6.00. Four of these potential investors expressed interest in entering into alternative transaction structures, including structured financing transactions or minority equity investments. Sycamore’s again indicated an interest in acquiring 100% of Talbots for merely $3.00 per share in cash, the lowest amount offered by the seven potential investors. Sycamore also expressed interest in a structured financing transaction or a minority equity investment.

55.           On March 1, 2012, the Board, inter alia, determined to invite Sycamore and three other parties, consisting of one strategic buyer and two financial buyers, to continue participating in the strategic alternatives review process.

56.           On March 9, 2012 through April 16, 2012, the Company granted to Sycamore and the other three remaining participants access to additional non-public due diligence information of the Company.

57.           In March and April 2012, the Company’s management made presentations to three of the four participants, including Sycamore. The fourth participant indicated that it was no longer interested in participating in the process and declined the management presentation. Subsequently, the other two participants also indicated that they were no longer interested in acquiring 100% of the Company Common Stock, but one of these participants indicated a willingness to explore a pre-packaged bankruptcy involving the Company.

58.           On April 20, 2012, Sycamore submitted a non-binding proposal setting forth its proposal to acquire the Company at a price of $2.65 per share, and also expressed an interest to explore alternative transaction structures, including structured financing transactions.

59.           At the April 26, 2012 Board meeting, the Company’s management presented a report on the Company’s recent financial operating results and current and projected liquidity, and the Company’s future outlook (the “April Reforecast Projections”). The Board considered, inter alia, the April Reforecast Projections and Sycamore’s revised proposal, and determined to request an increase in Sycamore’s proposed purchase price.

60.           On May 2, 2012, Sycamore revised its offer to $3.05 per share, subject to negotiating the terms of a transaction on an exclusive basis. Later that same day, the Board agreed to negotiate details of a definitive agreement for the acquisition the Company and the terms of an exclusivity agreement.

61.           On May 4, 2012, the Board authorized the Company to enter into an exclusivity agreement on the terms proposed by Sycamore. The following day, on May 5, 2012, the Company and Sycamore entered into an exclusivity agreement, with the exclusivity period expiring on May 15, 2012, and which permitted the Company to publicly disclose Sycamore’s proposed purchase price of $3.05 per share.

62.           On May 7, 2012, the Company issued a press release announcing Sycamore’s non-binding proposal to acquire the Company for $3.05 per share in cash and the execution of the exclusivity agreement.

63.           On May 15, 2012, the Board authorized an extension of the exclusivity period with Sycamore until May 22, 2012.

64.           On May 18, 2012, Perella Weinberg received a letter from Sycamore identifying various issues identified during due diligence that Sycamore stated would have an adverse effect on valuation.

65.           On May 22, 2012, the Board agreed to extend the exclusivity period with Sycamore until May 24, 2012.

66.           On the evening of May 24, 2012, Merrill Lynch informed Perella Weinberg that Sycamore was no longer willing to proceed with the transaction at the purchase price of $3.05 per Talbots share.

67.           On May 25, 2012, the Company issued a press release announcing that the exclusivity period with Sycamore had expired without an agreement having been reached and that the Board would actively explore other strategic alternatives for the Company and continue its previously announced search for a replacement chief executive officer. The press release stated that the Company remained open to pursuing a transaction with Sycamore at $3.05 per share.

68.           On May 29, 2012, Sycamore provided the Company a letter with a revised purchase proposal of $2.75 per share in cash.

69.           Later in the day on May 29, 2012, the Board met with members of the Company’s management and representatives of Perella Weinberg, White & Case, and Day Pitney to discuss Sycamore’s revised proposal. The Board authorized Perella Weinberg to continue negotiating the terms of a merger agreement while following up on communications received from other potential strategic partners.

70.           At the May 30, 2012 Board meeting, Perella Weinberg discussed its financial analyses of Sycamore’s revised proposal of $2.75 per share and rendered an oral opinion to the Board, subsequently confirmed in writing, that the offer price was fair. The Board resolved to enter into the Merger Agreement and recommend that Company stockholders accept the Offer and tender their shares, and adopt the Merger Agreement at a shareholder meeting if necessary.

The Proposed Transaction is Inadequate

71.           After the market closed on May 30, 2012, the parties executed the Merger Agreement and the appropriate parties executed and delivered the equity commitment letter, the debt commitment letters and the limited guarantee. On May 31, 2012, the Company and Sycamore issued a joint press release announcing the execution of the Merger Agreement, stating, among other things:

72.           On June 15, 2012, Parent and the Purchaser commenced the Offer for 100% of the outstanding Shares of the Company at the price of $2.75 per Share in cash.

73.           The Per Share Consideration offered by Sycamore is inadequate. As reflected in the following table indicating the high and low sales prices per Share as reported on the New York Stock Exchange (“NYSE”), the Shares have historically and recently been trading above the Per Share Consideration:

	High	Low
Fiscal Year 2012
Second Quarter (through June 14, 2012)	$3.03	$1.28
First Quarter	$3.50	$2.57
*Fiscal Year 2011:
Fourth Quarter	$3.49	$1.46
Third Quarter	$4.38	$2.25
Second Quarter	$5.45	$2.33
First Quarter	$6.78	$4.26
*Fiscal Year 2010:
Fourth Quarter	$11.84	$5.91
Third Quarter	$13.43	$9.30
Second Quarter	$17.79	$9.59
First Quarter	$17.33	$10.14

*The fiscal year 2011 ended January 28, 2012; the fiscal year 2010 ended January 30, 2012.

The Merger Agreement Unfairly Deters Competing Offers

74.           In addition to concerns regarding the consideration offered to Talbots shareholders in the Proposed Transaction, the Merger Agreement features several provisions that work to preclude other bidders from stepping forward with a superior alternative offer. At best, these provisions place shareholders in an unfortunate position and, at worst, question the impartiality of the Board in the negotiation process.

75.           Under section 1.03 of the Merger Agreement, Sycamore has the irrevocable right to purchase at $2.75 per shall up to a number of newly issued, fully paid and nonassessable Talbots shares that when added to the number of Talbots shares owned directly or indirectly by Sycamore and its subsidiaries shall constitute one share more than 90% of the fully diluted number of outstanding shares.

76.           The Merger Agreement includes a “No Solicitation” provision (“No Solicitation Provision”) which impairs the ability of the Talbots Board to secure an offer that adequately captures the inherent value of the Company and adequately compensates Talbots’ shareholders for their ownership interest in the Company. Specifically, section 6.02(a) of the Merger Agreement expressly prohibits Talbots and its representatives from, among other things: (i) initiating, soliciting, proposing, knowingly encouraging (including by providing information) or knowingly facilitating the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal; (ii) engaging in, continuing or otherwise participating in any discussions or negotiations regarding, or could reasonably be expected to lead to, any acquisition proposal (including by providing any information); (iii) providing or waiving restrictions on the use of any information concerning the Company or its subsidiaries pursuant to any agreement or arrangement with the intention to facilitate an Acquisition Proposal; or (iv) granting any waiver, amendment or release under any standstill agreement or Takeover Laws for the purpose of allowing a another party to make an acquisition proposal.

77.           Moreover, even if the Company receives an unsolicited acquisition proposal, under section 6.02(b) of the Merger Agreement, before it could respond by furnishing information or enter into discussions or negotiations with the competing bidder, the Board must first: (i) determine in good faith, after consultation with its outside legal counsel and its financial advisor that the proposal is reasonably likely to result in an acquisition proposal superior to the Proposed Transaction (“Superior Proposal”); (ii) that failure to take such action would be inconsistent with the Board’s fiduciary duties; (iii) enter into a confidentiality agreement with the alternate bidder; and (iv) provide Sycamore, as promptly as reasonably practicable, with access to any information that it furnishes to the alternate bidder.

78.           Defendants have also agreed to a termination fee, which may require Talbots to pay a fee of $6 million (the “Termination Fee”) to Sycamore in the event that, inter alia, Talbots accepts a Superior Proposal.

79.           In the event that the Company receives an unsolicited Superior Proposal, Sections 5.2(d) and (e) of the Merger Agreement prevents the Company’s Board from accepting the Superior Proposal and terminating the Proposed Transaction or changing its recommendation to Company stockholders concerning the Proposed Transaction, unless, inter alia, the Board: (i) determines in good faith (after consultation with outside counsel and the financial advisor) that the proposal constitutes a Superior Proposal and that the failure to terminate the Proposed Transaction or change its recommendation to stockholders so would reasonably be expected to be inconsistent with its fiduciary duties to Talbots’ stockholders; (ii) provides Sycamore with written notice of the Superior Proposal, including the material terms and conditions, the identity of the person making the superior offer, and copies of the agreements intended to effect the superior offer; (iii) allows Sycamore five days after providing it with such written notice to renegotiate and make a counteroffer, and if any material revisions are made to the Superior Proposal during the five-day “Notice Period,” the Company must deliver a new written notice to Sycamore and allow it an additional three-day period to negotiate; and (iv) pays the hefty Termination Fee to Sycamore.

Insiders, Including the Individual Defendants Receive Special
Benefits Not Available to Plaintiffs and Other Class Members

80.           Each of the Individual Defendants and the Company’s executive officers are conflicted and in breach of their fiduciary duties, because they will receive benefits from the Proposed Transaction not available to Plaintiff and public shareholders of Talbots. This is so because section 3.04 of the Merger Agreement provides that, upon the consummation of the Proposed Transaction, all unexpired and unexercised Talbots stock options, restricted stock, RSUs, and PSUs will be accelerated immediately prior to and contingent upon the closing of the Proposed Transaction — i.e., whether vested or unvested, all options, restricted stock, RSUs, and PSUs will automatically be cancelled and exchanged for a corresponding amount based on the Per Share Cash Consideration. Thus, the Individual Defendants and executive officers will receive compensation in the form of Merger Consideration for securities that would otherwise be unmarketable.

81.           Section 7.06 of the Merger Agreement requires Sycamore to indemnify the Company’s directors and employees for a period of six years following the close of the Proposed Transaction for all liabilities or claims related to their service or employment with Talbots or its subsidiaries occurring prior to the closing of the Merger. This covenant further requires

Sycamore to keep in place the Company’s directors and officers liability and fiduciary liability insurance policies in effect at the closing, or purchase a “tail policy” offering similar coverage unless Hughes purchases such a policy prior to closing.

82.           Accordingly, the Proposed Transaction is wrongful, unfair and harmful to the Company’s public stockholders, and represents an attempt to deny Plaintiff and the other members of the Class their right to obtain their fair proportionate share of the Company’s valuable assets, future growth in profits, earnings and dividends.

83.           As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

84.           Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, aided and abetted by Sycamore, to the irreparable harm of Plaintiff and the Class.

85.           Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

Defendants’ Deficient Disclosures

86.           In order to solicit support for the Proposed Acquisition, Talbots mailed the 14D-9 in connection to the Proposed Transaction to stockholders and filed it with the SEC on or about June 27, 2012. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to cast an informed vote regarding the Proposed Transaction.

87.           As discussed below, the 14D-9 fails to disclose the underlying methodologies, projections, key inputs, and multiples relied upon and observed by the Company’s financial advisor, Perella Weinberg, so that shareholders can properly assess the credibility of the various analyses performed by the advisors and relied upon by the Board in recommending the Proposed Transaction. The 14D-9 also fails to disclose the internal projections prepared for Talbots by management.

Internal Projections by Management

88.           The 14D-9 should disclose, at minimum, the financial projections for Talbots for its fiscal years 2012 through 2016 prepared by the Company’s management, including:

(a)           EBITDA (or D&A);

(b)           Taxes (or tax rate);

(c)           Stock-based compensation expense;

(d)           Changes in net working capital;

(e)           Capital expenditures; and

(f)            Unlevered free cash flow.

Material Omissions Concerning Perella Weinberg’s Financial Analyses

89.           With respect to the “Selected Publicly Traded Companies Analysis,” the 14D-9 should disclose the criteria Perella Weinberg used in selecting the list of publicly traded companies as well as the ratios and multiples selected and applied by Perella Weinberg in its analysis for enterprise value, revenue and EBITDA for the years 2011, 2012, and 2013.

90.           With respect to the “Selected Publicly Traded Companies Analysis,” the 14D-9 should also disclose the following material information concerning each of the selected “comparable” companies:

(a)           Enterprise Value / CY2011A Revenue;

(b)           Enterprise Value / CY2012E Revenue;

(c)           Enterprise Value / CY2013E Revenue;

(d)           Enterprise Value / CY2011A EBITDA;

(e)           Enterprise Value / CY2012E EBITDA; and

(f)            Enterprise Value / CY2013E EBITDA.

91.           In addition, with respect to the “Selected Publicly Traded Companies Analysis,” the 14D-9 should disclose the implied equity values per share derived by Perella Weinberg for Talbots for each of the following multiples:

(a)           Enterprise Value / CY2011A Revenue;

(b)           Enterprise Value / CY2012E Revenue;

(c)           Enterprise Value / CY2013E Revenue;

(d)           Enterprise Value / CY2011A EBITDA;

(e)           Enterprise Value / CY2012E EBITDA; and

(f)            Enterprise Value / CY2013E EBITDA.

92.           With respect to the “Discounted Cash Flow Analysis,” the 14D-9 should disclose the following material information:

(a)           Perella Weinberg’s definition of unlevered free cash flow;

(b)           Whether Perella Weinberg treated the stock-based compensation as a cash or non-cash expense;

(c)           The inputs and assumptions used by Perella Weinberg to derive the discount rates range of 12.0% to 14.0% used in its analysis, and explain why the discount rates applied by Perella Weinberg was so much higher than the discount rates applied by Perella Weinberg in its discount cash flow analysis; and

(d)           The ranges of implied equity values per share derived using the perpetuity growth rate method and the terminal EBITDA multiple method, individually.

93.           With respect to the “Selected Transactions Analysis,” the 14D-9 should disclose the following material information:

(a)           The other criteria Perella Weinberg used to select the transactions used; and

(b)           The multiples observed for each of the selected transactions, including the Enterprise Value / last-twelve-months (“LTM”) Revenue multiples and the Enterprise Value / LTM EBITDA for each of the selected precedent transactions.

Material Misrepresentations and Omissions Concerning the Sales Process

94.           The 14D-9 should disclose the following information pertaining to the sales process leading up to the approval of the Merger Agreement and Proposed Transaction:

(a)           The nature of the strategic and financial alternatives to the Company’s long-term plans that were discussed in August 2011;

(b)           The nature of the strategic alternatives that were discussed in November 2011;

(c)           Whether the updated projections provided by management to the Board and discussed on November 2 and November 3, 2011 were more or less favorable than the prior set of projections;

(d)           The basis of the Board’s determination that it would not be in the best interests of the Company and its stockholders to explore a transaction with Sycamore in November 2011;

(e)           The nature of the strategic alternatives that were discussed in on December 19, 2011;

(f)            The basis for the Board’s determination that Sycamore’s offer on December 6, 2011 of $3.00 per share was inadequate and substantially undervalues the Company;

(g)           The price offered by each of the seven parties that submitted interest to acquire 100% of the outstanding shares of Talbots’ stock on or about February 24, 2012;

(h)           The price offered by each of the seven parties that submitted indications of interest to acquire 100% of the outstanding shares of Talbots’ stock on or about February 24, 2012;

(i)            The price offered by each of the three parties who the Board determined on March 1, 2012 to invite to continue in the process;

(j)            The reasons the two parties stated for withdrawing from the process between March 21, 2012 and April 16, 2012;

(k)           The Board’s reason for disclosing in the press release that the Company remained open to pursuing a transaction with Sycamore at the price of $3.05 per share;

(l)            The basis for retaining Perella Weinberg as the Company’s financial advisor to evaluate the Proposed Transaction; and

(m)          The amount of fees paid to Perella Weinberg in connection with the February 2012 amendment of its GE Capital credit facility and new Wells Fargo secured loan.

COUNT I

Violations of Exchange Act §§ 14(d) — (e)
and the Rules Promulgated Thereunder
(Brought Individually Against Individual Defendants and Talbots)

95.           Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein.

96.           Plaintiff brings this claim individually and not on behalf of the class.

97.           Section 14(e) prohibits the dissemination of materially false and misleading statements “in connection with a tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.” 15 U.S.C. § 78n(e).

98.           Individually and in concert, the Individual Defendants and Talbots have issued the 14D-9 with the intention of soliciting shareholder support for the Proposed Transaction that, in violation of Section 14(e) of the Exchange Act, at the time and in the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading

99.           By reason of the foregoing, the Individual Defendants and Talbots have violated Section 14(e) of the Exchange Act.

100.         The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of her right to make a fully informed decision of whether to tender her shares in support of the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction.

COUNT II

(Brought Individually Against the Individual Defendants for Violation of § 20(a))

101.         Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein

102.         The Individual Defendants were each controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. Specifically, each of the Individual Defendants had the power and authority to cause the Company to engage in the wrongful conduct complained of herein by reason of the fact that, as directors and/or officers of the Company, each participated in the day-to-day affairs of the Company in connection with the events leading to the Proposed Transaction and the subsequent filing of the 14D-9, in violation of Section 14(e) of the Exchange Act.

103.         As controlling persons of Talbots, the Individual Defendants are jointly and severally liable to Plaintiff and the Class for the violations complained of herein.

COUNT III

Breach of Fiduciary Duties Against the Individual Defendants

104.         Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

105.         By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Talbots.

106.         By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties by contractually preventing themselves from obtaining higher offers from other interested buyers and attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Talbots.

107.         By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the Class.

108.         As demonstrated by the allegations above, the Individual Defendants have breached their duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Talbots because, among other reasons, they have failed to take steps to maximize the value of Talbots to its public shareholders and/or are attempting to improperly put their personal interests ahead of the interests of Talbots shareholders.

109.         As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they will not receive their fair portion of the value of Talbots’ assets and businesses and will be prevented from obtaining fair value for their investment.

110.         The Individual Defendants have capitulated to Sycamore’s self-serving importuning and are not acting in good faith toward Plaintiff and the other members of the Class. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

111.         Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT IV

Aiding and Abetting Against All Defendants

112.         Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

113.         Defendants have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Talbots’ public shareholders, and have participated in such breaches of fiduciary duties.

114.         Defendants have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Defendants rendered substantial assistance in order to effectuate the Merger Agreement in breach of the Individual Defendants’ fiduciary duties.

115.         Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in her favor and in favor of the Class and demands judgment as follows:

A.            Declaring this action to be a proper class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.            Declaring and finding that Defendants have breached their fiduciary duties, or aided and abetted such breach, to Plaintiff and the Class;

C.            Declaring that the Merger Agreement and Proposed Transaction was entered in breach of Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

D.            Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all those acting under, in concert with, or for them from proceeding with, consummating or closing the Proposed Transaction until such time, as any, that the Individual

Defendants have fully complied with their fiduciary duties and adequately undertaken all appropriate and available methods to maximize shareholder value;

E.             Finding the deal protection provisions in the Merger Agreement to be invalid and unenforceable, or in the alternative, amending those provisions as necessary to ensure a full and fair sale process for the benefit of the Class;

F.             Directing that the Company and Individual Defendants cure the material deficiencies in the 14D-9 by providing full and fair disclosure to shareholders;

G.            In the event that the Proposed Transaction is consummated, rescinding it and setting it aside or awarding actual and/or rescissory and/or punitive damages to Plaintiff and the Class;

H.            Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the Proposed Transaction;

I.              Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

J.             Awarding Plaintiff her fees, cost and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses;

K.            Granting a trial by jury on all claims; and

L.             Granting such other and further relief as the Court deems just and proper.

Dated: July 6, 2012	O’KELLY ERNST BIELLI & WALLEN, LLC

/s/ Ryan M. Ernst
Ryan M. Ernst (I.D. No. 4788)
901 N. Market Street
Suite 1000
Wilmington, DE 19801
(302) 778-4000
(302) 295-2873 (Facsimile)
rernst@oebwlegal.com

Attorneys for Plaintiff

OF COUNSEL

Joseph H. Weiss
Richard A. Acocelli
Julia J. Sun
Weiss & Lurie
1500 Broadway, 16th Floor
New York, NY 10036
Tel: (212) 682-3025
Fax: (212) 682-3010